File No. 70-10236

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                    ----------------------------------------
                               Amendment No. 2 to

                                    Form U-1

                             Application/Declaration

                                    Under the

                   Public Utility Holding Company Act of 1935
                    ----------------------------------------


National Grid Transco plc                   New England Power Company
National Grid (US) Holdings Limited         Massachusetts Electric Company
National Grid (US) Investments 4            The Narragansett Electric Company
National Grid (US) Partner 1 Limited        Granite State Electric Company
National Grid (US) Partner 2 Limited        Nantucket Electric Company
1-3 Strand                                  New England Electric Transmission Corporation
London WC2N 5EH                             New England Hydro-Transmission Corporation
United Kingdom                              New England Hydro-Transmission Electric Co.
                                            Inc.
National Grid General Partnership           National Grid USA Service Company Inc.
c/o RL&F Service Corp.                      National Grid USA
One Rodney Square                           National Grid Holdings Inc.
Wilmington,                                 25 Research Drive
New Castle County, DE 19801                 Westborough, MA 01582

And the direct and indirect nonutility      Niagara Mohawk Holdings, Inc.
subsidiary companies of National Grid       Niagara Mohawk Power Corporation
Transco plc listed on Exhibit A hereto.     300 Erie Boulevard West
                                            Syracuse, New York 13202

                     (Name of company filing this statement
                   and address of principal executive office)
                    ----------------------------------------

                            National Grid Transco plc

                    (Name of top registered holding company)
                    ----------------------------------------

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518
                     (Name and address of agent for service)

                 The Commission is also requested to send copies
               of any communication in connection with this matter
                                       to:

                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              1875 Connecticut Ave.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8212
                            Facsimile: (202) 986-8102

                                TABLE OF CONTENTS

Item 1. Description of the Proposed Transaction...............................2

        A.  Introduction......................................................2

        B.  The Company.......................................................2

            1.  U.K. Business Overview........................................4

            2.  U.S. Business Overview........................................5

        C.  Request for Financing Authorization...............................9

            1.  National Grid Transco's Current Financing.....................9

            2.  General Terms Applicable to the Proposed New Financing
            Authorization....................................................10

                (a) Effective Cost of Money..................................10
                (b) Maturity.................................................10
                (c) Issuance Expenses........................................11
                (d) Common Equity Ratio......................................11
                (e) Investment Grade Ratings.................................11
                (f) Authorization Period.....................................12
            3.  Use of Proceeds..............................................12

            4.  Proposed Financing Program...................................12

                (a) Common Stock.............................................15
                (b) Preferred Stock, Preferred Securities and
                    Equity-linked Securities.................................16
                (c) Long-term Debt...........................................17
                (d) Short-term Debt..........................................17
                (e) Utility Subsidiary Financing.............................18
                (f) Nonutility Subsidiary Financing..........................21
                (g) Continuation of Money Pool...............................26
                (h) Guarantees...............................................29
                (i) Interest Rate and Currency Risk Management
                    Devices..................................................31

                (j) Payment of Dividends Out of Capital or Unearned
                    Surplus..................................................33
                (k) Changes in Capitalization of Majority-Owned
                    Subsidiaries.............................................37
                (l) Financing Entities.......................................38
                (m) FUCO Financing Limits....................................40
        D.  Intermediate Subsidiaries and Nonutility Reorganizations.........52

        E.  Reporting Requirements...........................................55

                              Certain Defined Terms

------------------------------- ------------------------------------------------
Term                            Definition
------------------------------- ------------------------------------------------
National Grid Transco           National Grid Transco plc, the top registered
                                holding company.
------------------------------- ------------------------------------------------
Lattice Group                   Lattice Group plc, a foreign utility company
                                ("FUCO") and a subsidiary of National Grid
                                Transco.
------------------------------- ------------------------------------------------
Utility Subsidiaries            All National Grid USA public utility subsidiary
                                companies (i.e, Niagara Mohawk Power
                                Corporation, Massachusetts Electric Company, The
                                Narragansett Electric Company, Granite State
                                Electric Company, Nantucket Electric Company
                                New England Power Company, New England Electric
                                Transmission Corporation, New England
                                Hydro-Transmission Corporation, and New England
                                Hydro-Transmission Electric Co. Inc.).
------------------------------- ------------------------------------------------
Nonutility Subsidiaries         All direct or indirect nonutility subsidiaries
                                of National Grid Transco, except for its FUCO
                                subsidiaries, now existing (identified in
                                Exhibit A) or hereafter organized or acquired
                                in accordance with an order of the Commission or
                                applicable exemption.
------------------------------- ------------------------------------------------
Subsidiaries                    The Utility Subsidiaries and the Nonutility
                                Subsidiaries, collectively.
------------------------------- ------------------------------------------------
National Grid Transco System    National Grid Transco and its associate
                                companies, with the exception of FUCO
                                associates.
------------------------------- ------------------------------------------------
National Grid USA Group         National Grid USA and its direct and indirect
                                subsidiaries.
------------------------------- ------------------------------------------------
Intermediate Companies          All holding companies in the chain of ownership
                                of National Grid USA that are direct or indirect
                                subsidiaries of National Grid Transco including
                                National Grid (US) Holdings Limited, National
                                Grid (US) Investments 4, National Grid (US)
                                Partner 1 Limited, National Grid (US) Partner 2
                                Limited, National Grid General Partnership,
                                National Grid Holdings Inc. and any new
                                companies in the chain of ownership as the
                                structure may be revised from time to time.
------------------------------- ------------------------------------------------

          This pre-effective Amendment No. 2 replaces and revises Items 1 and 6 of the Form U-1 Application-Declaration in this proceeding, originally filed in File No. 70-10236 on July 15, 2004, and amended on August 30, 2004, in their entirety.

Item 6. Description of the Proposed Transaction

     A.   Introduction

          This Application-Declaration ("Application") seeks authorizations under the Public Utility Holding Company Act of 1935 ("Act" or "1935 Act") relating to the financing of National Grid Transco plc ("National Grid Transco") and its associated companies. On January 16, 2002, the Securities and Exchange Commission ("Commission") issued an order authorizing National Grid Transco and certain other applicants to undertake specific financing transactions through September 30, 2004. See National Grid Group plc, Holding Co. Act Release No. 27490 (January 16, 2002) ("January 2002 Order"). In October 2002, National Grid Group plc merged with Lattice Group plc and was renamed National Grid Transco plc. In connection with that transaction, the Commission authorized National Grid Transco to invest up to $20 billion in foreign utility companies ("FUCOs") and to issue and sell equity and debt securities and to enter into guarantees to finance and support such investments. See National Grid Group plc, Holding Co. Act Release No. 27577 (October 16, 2002) ("FUCO Order"). The January 2002 Order and the FUCO Order provide that the financing authorizations granted by such orders expire on September 30, 2004. The proposed new financing authorizations for the National Grid Transco System, to take effect immediately upon the issuance of an order granting this Application, are described below.

     B.   The Company

          National Grid Transco is a registered holding company under the 1935 Act. National Grid Transco's ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts ("ADRs") are listed on the New York Stock

Exchange./1 As of March 31, 2004 there were 3,087,603,756 ordinary shares (including ADRs) outstanding. For the 12 months ended March 31, 2004, National Grid Transco reported consolidated gross revenues, operating income and net income of $15.2 billion, $3.1 billion, and $1.8 billion, calculated in accordance with US GAAP./2 As of March 31, 2004, National Grid Transco had total consolidated assets of $59.4 billion, and a market capitalization of approximately $21.5 billion. National Grid Transco and its subsidiaries employ approximately 25,000 employees.

          National Grid Transco's consolidated capitalization (including short-term debt) at March 31, 2004 was as follows:

------------------------ ----------------------- ----------------------------
                               Book Value            Percentage of Total
                               (millions)                    (%)
------------------------ ----------------------- ----------------------------
Common Stock Equity*               16,428.7                    41.2
------------------------ ----------------------- ----------------------------
Preferred Stock                        70.6                     0.2
------------------------ ----------------------- ----------------------------
Long-Term Debt                     20,590.1                    51.7
------------------------ ----------------------- ----------------------------
Short-Term Debt**                   2,761.9                     6.9
------------------------ ----------------------- ----------------------------
    Total                          39,851.3                   100.0%
------------------------ ----------------------- ----------------------------
          * Including minority interests.
          ** Including current portion of long-term debt.

          National Grid Transco's senior unsecured debt is currently rated A- by Standard & Poor's Inc. ("S&P") and Baa1 by Moody's Investor Service ("Moody's").


---------------------------
1/ National Grid has issued American Depositary Shares ("ADSs") in the U.S. which trade as ADRs and are held by both individuals and U.S. institutions. ADSs, in the aggregate, account for approximately 2.62% of National Grid Transco's publicly issued shares as of March 31, 2003.

2/ Amounts reported in this Application relating to National Grid Transco in U.S. dollars are the product of a convenience translation from National Grid Transco's primary currency, U.K. pounds sterling. National Grid Transco has used the weighted average exchange rate to translate all U.S. dollar results into sterling for 2003/04 and 2002/03, being (pound)1.00 = $1.68 and (pound)1.00 =
$1.59 for each year respectively. The balance sheets at March 31, 2004 and March 31, 2003 have been translated at (pound)1.00 = $1.83 and (pound)1.00 = $1.58 respectively.

          National Grid Transco's principal subsidiaries are described below.

          1.   U.K. Business Overview

          Through its direct wholly-owned subsidiary, National Grid Holdings One plc ("NGH One"), and that company's subsidiary, National Grid Holdings Ltd,/3 National Grid Transco owns The National Grid Company plc ("NGC") and certain other non-U.S. subsidiaries. NGC is engaged in the transmission of electricity in England and Wales. NGC owns and operates a transmission system consisting of approximately 4,500 route miles of overhead lines and approximately 410 route miles of underground cable together with approximately 341 substations at some 243 sites.

          Through NGH One and its subsidiary Lattice Group plc ("Lattice Group"), National Grid Transco owns Transco plc ("Transco") and certain other non-U.S. subsidiaries. Transco is the owner and operator of the majority of Great Britain's gas transportation and distribution system. Transco's transportation network comprises approximately 4,200 miles of high pressure national transmission pipelines and approximately 170,000 miles of lower pressure regional transmission and distribution systems pipelines./4 Gas is transported on behalf of approximately 70 "shippers" either to consumers or third party pipeline systems. Transco receives gas from several coastal reception terminals, storage sites, and onshore fields around Great Britain. An interconnector to Belgium links Transco's own gas transportation system to continental Europe. A second interconnector supplies gas to Eire and Northern Ireland. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation and distribution system, however it does not sell gas to consumers.


---------------------------
3/ NGH One, National Grid Holdings Ltd. and Lattice Group plc are FUCOs.

4/ On August 31, 2004, National Grid Transco announced the sale of four U.K. gas distribution networks for (pound)5.8 billion in cash plus approximately (pound)130m of assumed liabilities. The transactions are subject to certain regulatory consents and approvals including from the U.K. Gas and Electricity Markets Authority, the U.K. Department for Trade and Industry and the U.K. Health and Safety Executive. The Office of Gas and Electricity Markets ("Ofgem") has issued a detailed timetable, which outlines the consent and approvals process and National Grid Transco is targeting completion of the transactions in April 2005. Completion of the transactions is also subject to termination rights, exercisable by each of National Grid Transco and the purchasers, in the event of defined circumstances arising which would have a material adverse impact on the distribution networks being sold. In certain of these circumstances break fees would be payable by either National Grid Transco or the purchasers.

The gas transportation and distribution business in Great Britain is subject to price regulation by the Gas and Electricity Markets Authority, the same regulator that controls NGC's transmission rates.

          2.   U.S. Business Overview

          National Grid Transco's U.S. business is conducted through National Grid USA, a registered holding company and an indirect wholly-owned subsidiary of National Grid Transco. National Grid USA is held directly and indirectly by the Intermediate Companies which also are registered holding companies.

          Through its subsidiaries, National Grid USA is engaged in electric transmission and distribution to residential, commercial, and industrial customers in New England and the transmission and distribution of electricity and the distribution of natural gas to residential, commercial, and industrial customers in New York. The National Grid USA Group operates and maintains distribution power lines and substations; provides metering, billing, and customer services; designs and builds distribution-related facilities; and provides related products and services including energy efficiency programs for customers.

          National Grid USA owns companies that deliver electricity to approximately 3.3 million customers in New York, Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 76,000 miles of transmission and distribution lines in New York and New England. The National Grid USA group of companies includes five wholly-owned electricity distribution companies: Niagara Mohawk Power Corporation ("Niagara Mohawk"), Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company ("Granite State"), and Nantucket Electric Company ("Nantucket") and four other utility companies: New England Power Company ("NEPCO"), New England Electric Transmission Corporation ("NEET"), New England Hydro-Transmission Corporation ("N.H. Hydro") and New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro").

          The distribution companies focus on delivering electricity to residential, commercial, and industrial customers. The distribution companies operate and maintain distribution power lines and substations; provide metering, billing, and customer services; design and build distribution-related facilities; and provide related products and services, including energy efficiency programs, to customers. In addition, Niagara Mohawk provides gas utility service to over 560,000 retail customers in New York State.

          Niagara Mohawk provides electric service to about 1.6 million electric customers in eastern, central, northern and western New York State. Niagara Mohawk provides electric service to the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls and Troy. Niagara Mohawk owns approximately 52,000 pole miles of electric transmission and distribution lines. Niagara Mohawk also purchases, transports and distributes natural gas in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. Gas utility service is provided largely in areas where Niagara Mohawk also provides electrical service. As of and for the 12 months ended March 31, 2004, Niagara Mohawk had total assets of $12,415.9 million, operating revenues of $4,063.6 million and net income of $139.7 million. Niagara Mohawk is subject to rate regulation by the Federal Energy Regulatory Commission ("FERC") and the New York State Public Service Commission ("NYPSC").

          Mass. Electric is engaged in the delivery of electric energy to approximately 1.2 million customers in 171 cities and towns in Massachusetts. The cities and towns served by the company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. Mass. Electric owns approximately 16,000 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2004, Mass. Electric had total assets of $3,123.8 million, operating revenues of $1,993.5 million and net income of $34.8 million. Mass. Electric is subject to regulation by the FERC and the Massachusetts Department of Telecommunications and Energy ("MDTE").

          Narragansett is engaged in the delivery of electric energy to approximately 473,000 customers in 38 cities and towns in Rhode Island. Narragansett's service area, which includes urban, suburban, and rural areas, covers approximately 99% of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick. Narragansett owns approximately 4,750 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2004, Narragansett had total assets of $1,552.2 million, operating revenues of $812.1 million and net income of $30.1 million. Narragansett is subject to rate regulation by the FERC and the Rhode Island Public Utilities Commission ("RIPUC"). The Rhode Island Division of Public Utilities and Carriers ("RIDIV") has jurisdiction over Narragansett's financings and transactions with affiliates.

          Granite State provides retail electric service to approximately 40,000 customers in 21 communities in New Hampshire. Granite State's service area includes the Salem area of southern New Hampshire, as well as several communities located along the Connecticut River, primarily in the Lebanon and Walpole areas. Granite State owns approximately 1,049 pole miles of electric transmission and distribution lines. As of and for the 12 months ended March 31, 2004, Granite State had total assets of $100.8 million, operating revenues of $73.1 million and net income of $2.7 million. Granite State is subject to regulation by the FERC and the New Hampshire Public Utilities Commission ("NHPUC").

          Nantucket provides retail electric service to approximately 11,000 customers on Nantucket Island, Massachusetts. Nantucket's service area covers the entire island. Nantucket owns approximately 110 pole miles of electric transmission and distribution lines./5 As of and for the 12 months ended March 31, 2004, Nantucket had total assets of $59.2 million, operating revenues of $19.8 million and net income of $0.9 million. Nantucket is subject to regulation by the FERC and the MDTE.


---------------------------
5/ Nantucket also owns an underground and submarine electric power cable from the Cape Cod mainland, across Nantucket Sound, to the Island of Nantucket and is in the process of licensing, permitting and financing a second underground and submarine cable from the Cape Cod mainland.

          National Grid USA's wholly-owned subsidiary, NEPCO, is the operator of electricity transmission facilities in the states of Massachusetts, Rhode Island, New Hampshire, and Vermont. As of and for the 12 months ended March 31, 2004, NEPCO had total assets of $2,715.1 million, operating revenues of $457.9 million and net income of $72.5 million. NEPCO is subject to rate regulation by the FERC. The Vermont Public Service Board ("VPSB"), the MDTE and the NHPUC have jurisdiction over NEPCO's financings and transactions with affiliates. Although the Maine Public Utilities Commission ("MPUC") has jurisdiction over NEPCO's financings, it defers to financing authorizations from the MDTE. The Nuclear Regulatory Commission ("NRC") has jurisdiction over NEPCO's ownership of nuclear facilities./6

          NEET, a wholly-owned subsidiary of National Grid USA, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. As of and for the 12 months ended March 31, 2004, NEET had total assets of $9.8 million, operating revenues of $6.3 million, and net income of $0.5 million. NEET is subject to rate regulation by FERC. The NHPUC has jurisdiction over its financings and transactions with affiliates.

          N.H. Hydro, in which National Grid USA holds 53.7% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. As of and for the 12 months ended March 31, 2004, N.H. Hydro had total assets of $92.2 million, operating revenues of $25.5 million, and net income of $3.1 million. N.H. Hydro is subject to rate regulation by FERC. The NHPUC has jurisdiction over N.H. Hydro's financings and transactions with affiliates.


---------------------------
6/ NEPCO also has minority interests in Yankee Atomic Electric Company (34.5%), Maine Yankee Atomic Power Company (24%) and Connecticut Yankee Atomic Power Company (19.5%), all of which have permanently ceased operations.

          Mass. Hydro, 53.7% of the voting stock of which is held by National Grid USA, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. As of and for the 12 months ended March 31, 2004, Mass. Hydro had total assets of $107.8 million, operating revenues of $31.1 million, and net income of $5.1 million. New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro. NE Hydro Finance provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection. Mass Hydro is subject to rate regulation by FERC. The MDTE has jurisdiction over Mass Hydro's financings and transactions with affiliates.

          The nonutility subsidiaries in the National Grid Transco System that are Applicants herein are described in Exhibit A hereto.

     C.   Request for Financing Authorization

          1.   National Grid Transco's Current Financing

          National Grid Transco first received a financing authorization in connection with the Commission order authorizing the acquisition of the New England Electric System in March, 2000./7 This authorization was modified when the Commission authorized National Grid Transco to acquire Niagara Mohawk Holdings, Inc. ("NiMo Holdings"), in January, 2002./8 The Commission modified National Grid Transco's financing authority further, in connection with the Lattice Group merger, in an order increasing the aggregate amount of securities that National Grid Transco may issue and the amount that it may invest in FUCOs, in each case up to $20 billion./9

          The current financing authorization applicable to the National Grid Transco System as provided in the January 2002 Order and the FUCO Order expires on


---------------------------
7 See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) ("NEES Acquisition Order").

8 See January 2002 Order.

9 See FUCO Order.

September 30, 2004. This application seeks new financing authorization for the National Grid Transco System through September 30, 2007 ("Authorization Period"). For the sake of simplicity, the terms of the proposed financing authorization are stated below in their entirety.

          2.   General Terms Applicable to the Proposed New Financing
               Authorization

          Authorization is requested herein to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be exempt under Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):/10

               (a)  Effective Cost of Money

          The effective cost of capital on long-term debt, preferred stock, preferred securities, equity-linked securities, and short-term debt will not exceed the greater of (a) 500 basis points over U.K. or U.S. government-issued securities or other government benchmark for the currency concerned having a remaining term equal to the term of such series or (b) a gross spread over U.K. or U.S. government-issued securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies./11

               (b)  Maturity

          The maturity of long-term debt will be between one and 50 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into


---------------------------
10/ The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

11. Substantially similar interest rate provisions have been authorized by the Commission in Energy East Corporation, et al., Holding Co. Act Release No. 27643 (January 28, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Ameren Corp. et al., Holding Co. Act Release No. 27655 (February 27, 2003).

          common stock. Preferred stock issued directly by National Grid Transco may be perpetual in duration. Short-term debt will have a maturity of one year or less.

               (c)  Issuance Expenses

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of
          (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

               (d)  Common Equity Ratio

          National Grid Transco will maintain common stock equity12 as a percentage of total consolidated capitalization,13 as shown in its most recent quarterly balance sheet (but measured on a book value U.S. GAAP basis), of at least 30% or above.14 National Grid USA, on a consolidated basis, and each Utility Subsidiary on an individual basis (except NEET),15 will maintain common stock equity of at least 30% of total capitalization as shown in each company's most recent quarterly balance sheet (measured on a book value U.S. GAAP basis).

               (e)  Investment Grade Ratings

          Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii)


---------------------------
12 Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

13 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

14 National Grid Transco will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.

15 Nantucket would maintain a minimum of 30% common stock equity as a percentage of total capitalization on a combined basis with Mass. Electric.

          all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of National Grid Transco that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). Applicants request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

               (f)  Authorization Period

          No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (September 30, 2007).

          3.   Use of Proceeds

          The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general corporate purposes, including (i) financing investments by and capital expenditures of the National Grid Transco System, (ii) the funding of future investments in FUCOs, and companies exempt under Rule 58 under the Act ("Rule 58 Subsidiaries"), (iii) the repayment, redemption, refunding or purchase by National Grid Transco or any Subsidiary of any of its own securities, and (iv) financing working capital requirements of National Grid Transco and its Subsidiaries. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33, 34 and Rule 58.

          4.   Proposed Financing Program

          National Grid Transco requests authorization to increase its capitalization through the issuance and sale of securities including, but not necessarily limited to, common stock, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, subordinated debt, bank borrowings, securities with call or put options, and securities convertible into any of these securities./16 The aggregate amount of new financing obtained by National Grid Transco during the Authorization Period (exclusive of short-term debt), through the issuance of securities, in each case valued at the time of issuance, shall not exceed $20 billion outstanding at any one time ("NGT External Limit"),/17 provided that securities issued for purposes of refunding or replacing other outstanding securities where National Grid Transco's capitalization is not increased from that in place on March 31, 2004 (i.e., $39.851 billion) as a result thereof shall not be counted against this limitation./18 In addition, National Grid Transco requests authority to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, including commercial paper and bank borrowings, in an aggregate principal amount at any time outstanding not to exceed $6 billion ("NGT Short-term Limit").

          Although the financing limits in the application are stated in U.S. dollars, a large portion of the securities issued under this authorization are expected to be denominated in pounds or other currencies the value of which will fluctuate against the dollar. To provide consistent financing limits over the Authorization Period, for purposes of measuring compliance with the limits, National Grid Transco would value securities issued in currencies other than the dollar, on their date of issuance, based on the applicable exchange rate between the dollar and the currency in which the security is


---------------------------
16/ Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that National Grid Transco is otherwise authorized to issue directly or indirectly through a financing entity on behalf of National Grid Transco. The Commission has previously authorized registered holding companies to issue and sell equity-linked securities. See Exelon Corp., Holding Co. Act Release No. 27830 (Apr. 1, 2004); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) and American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002).

17/ Because the limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.

18/ Any refunding or replacement of securities where capitalization is not increased as a result thereof will be through the issuance of securities of the type authorized in this Application.

denominated in effect on the date the Commission order granting this application is entered./19

          All securities issued by National Grid Transco in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth in Item 1.C.2 above.

          National Grid Transco contemplates that such securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended ("1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. If underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by National Grid Transco) or directly by one or more underwriters acting alone, or may be sold directly by National Grid Transco or through agents designated by National Grid Transco from time to time. If dealers are utilized, National Grid Transco will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be


---------------------------
19 Fixing the exchange rates between currencies at the date of the order, for purposes of applying the financing limits in the order, provides more certainty to National Grid Transco and the Commission and makes financing decisions neutral as to choice of currency, all other things remaining equal. If issuances under the order denominated in Pounds Sterling are converted into dollars at the time of issuance, however, an increasing Pound would use more of the authorized financing capacity and could, conceivably, cause an issuance to exceed the financing limits due to exchange rate movements alone - something largely out of National Grid Transco's ability to control. Alternatively, a decreasing Pound would result in more effective borrowing capacity under the order because a given issuance in Pounds would use up less of the dollar authorization granted in the order. The fixed exchange rate proposed in the application means that, for the duration of the Authorization Period, National Grid Transco will have a fixed and determinable financing authorization.

determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, National Grid Transco may grant the underwriters thereof a "green shoe" option permitting the purchase from National Grid Transco at the same price additional shares then being offered solely for the purpose of covering over-allotments.

               (a)  Common Stock

          National Grid Transco may issue and sell common stock, or options, warrants or other stock purchase rights exercisable for common stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. National Grid Transco may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule
58)./20

          National Grid Transco also proposes to issue common stock and/or purchase shares of its common stock (either currently or under forward contracts) in the open market for purposes of (i) reissuing such shares at a later date pursuant to stock-based plans which are maintained for stockholders, employees and nonemployee directors or (ii) managing its capital structure. National Grid Transco's stock-based plans are briefly described in Exhibit E hereto.


---------------------------
20 National Grid Transco will value the equity issued in such circumstances in accordance with the agreement negotiated between the purchaser and the seller. The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corporation, Holding Co. Act Release No. 27137 (Feb. 14, 2000).

          National Grid Transco proposes to issue shares of its common stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under each of these existing stock-based plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Shares of common stock issued under these plans may either be newly issued shares, treasury shares or shares purchased in the open market, including ADSs, provided that only the net proceeds from sales of newly issued shares will be counted against the NGT External Limit. National Grid Transco may make open-market purchases of common stock in accordance with the terms of, or in connection with, the operation of the plans, or as part of a program to repurchase its securities generally. Stock repurchases would be conducted through open market transactions and could include the acquisition at arms'-length of National Grid Transco common stock from institutional investors that may have an affiliate interest in National Grid Transco.

               (b) Preferred Stock, Preferred Securities and Equity-linked Securities

          National Grid Transco has not issued any preferred stock directly or other forms of preferred securities indirectly through any financing subsidiary. In the future, however, National Grid Transco wishes to have the flexibility to issue preferred stock directly and/or issue, indirectly through one or more financing subsidiaries, other forms of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities). Preferred stock and other forms of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by National Grid Transco's board of directors, and may be convertible or exchangeable into shares of National Grid Transco common stock or unsecured indebtedness. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. National Grid Transco may also issue and sell equity-linked securities in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance)./21 The dividend or distribution rates, interest rates, redemption and sinking fund provisions, conversion features, if any, and maturity dates with respect to the preferred stock or other types of preferred securities and equity-linked securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by National Grid Transco's board of directors, negotiation or competitive bidding.

               (c)  Long-term Debt

          Long-term debt would be unsecured and may be issued directly through a public or private placement or indirectly through one or more financing subsidiaries, in the form of notes, convertible notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance./22

               (d)  Short-term Debt

          National Grid Transco proposes to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, in the form of unsecured commercial paper, notes issued to banks and other institutional lenders, and other forms of unsecured short-term indebtedness, in an aggregate principal amount at any time outstanding not to exceed the NGT Short-term


---------------------------
21/ Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that National Grid Transco is otherwise authorized to issue directly or indirectly through a financing entity on behalf of National Grid Transco.

22/ Any convertible debt issued by National Grid Transco would be convertible only into common stock, preferred securities or unsecured debt securities that National Grid Transco is otherwise authorized to issue directly or indirectly through a financing entity on behalf of National Grid Transco.

Limit. Unused borrowing capacity under a credit facility would not count towards the NGT Short-term Limit. Short-term borrowings under credit lines will have maturities of a year or less from the date of each borrowing.

          Commercial paper issued under any commercial paper facility would be sold, directly or indirectly through one or more financing subsidiaries, in established U.S. or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper would reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper would be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

               (e)  Utility Subsidiary Financing

          The issue and sale of most securities by the Utility Subsidiaries will be exempt from the preapproval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most such securities must be approved by the public service commission in the state in which each Utility Subsidiary is incorporated and operating. Specifically, with respect to the local distribution Utility Subsidiaries, (1) the NYPSC must approve all financings by Niagara Mohawk, a New York corporation, other than short-term indebtedness having a maturity of 12 months or less, (2) the MDTE must approve all financings by Mass. Electric and Nantucket, both Massachusetts corporations, other than short-term indebtedness having a maturity of 12 months or less, (3) the RIDIV must approve all financings by Narragansett, a Rhode Island corporation, other than short-term indebtedness having a maturity of 12 months or less, and (4) the NHPUC must approve all financings by Granite State, a New Hampshire corporation. With respect to the other Utility Subsidiaries, the VPSB, MDTE and the MPUC have jurisdiction over securities issued by NEPCO, other than short-term indebtedness having a maturity of 12 months or less./23 The NHPUC has jurisdiction over long- and short-term financings conducted by NEPCO. NEPCO is incorporated in Massachusetts. NEET and N.H. Hydro, both New Hampshire corporations, are subject to the jurisdiction of the NHPUC with respect to all financing transactions. Lastly, Mass. Hydro, a Massachusetts corporation, is subject to the jurisdiction of the MDTE which must approve all financings, other than short-term indebtedness having a maturity of 12 months or less.

          Utility Subsidiaries propose to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, in the form of unsecured commercial paper, notes issued to banks and other institutional lenders, and other forms of unsecured short-term indebtedness within the limitations of the Financing Parameters. To the extent their financing is not exempt under Rule 52(a) or otherwise, the Utility Subsidiaries listed in the table below request authorization to issue debt securities having a maturity of 12 months or less in the aggregate amounts shown.

--------------------- ----------------- ------------------- -----------------------
Utility Subsidiary    Principal         Status Under 30%    Requested Short-Term
                      Activity          Minimum Common      Debt Authorization
                                        Equity Standard
--------------------- ----------------- ------------------- -----------------------
Niagara Mohawk        electric          Will maintain 30%.  $1 billion
Power Corporation     transmission &
("Niagara Mohawk")    distribution,
                      gas distribution
--------------------- ----------------- ------------------- -----------------------
Massachusetts         electric          Will maintain 30%   $400 million
Electric Co.          distribution      on a combined
("Mass. Electric")                      basis with
                                        Nantucket.24
--------------------- ----------------- ------------------- -----------------------
Nantucket Electric    electric          Will maintain 30%   $40 million/25
Co. ("Nantucket")     distribution      on a combined
                                        basis with Mass.
                                        Electric.
--------------------- ----------------- ------------------- -----------------------


---------------------------
23/ Although the MPUC has jurisdiction over NEPCO's financings, it defers to financing authorizations from the MDTE.

24/ Mass. Electric and Nantucket are combined to calculate the 30% minimum common equity ratio.

25/ Nantucket is planning the construction of a second submarine electric power cable connecting the Cape Cod mainland, across Nantucket Sound, to the Island of Nantucket. The cost of the cable project is currently estimated at $30 - $40 million. Although Nantucket plans ultimately to finance the cable project with long term debt, Nantucket may use short-term borrowing to finance project costs until long term debt financing can be substituted. After such long-term debt financing is in place, Nantucket's short-term debt authorization will be reduced to $15 million.


                                       19



--------------------- ----------------- ------------------- -----------------------
The Narragansett      electric          Will maintain 30%.  $145 million
Electric Co.          distribution
("Narragansett")
--------------------- ----------------- ------------------- -----------------------
Granite State         electric          Will maintain 30%.  $10 million
Electric Co.          distribution
("Granite State")
--------------------- ----------------- ------------------- -----------------------
New England Power     electric          Will maintain 30%.  $750 million
Co. ("NEPCO")         transmission
                      operations,
                      power marketing
--------------------- ----------------- ------------------- -----------------------
New England           electric          Will not maintain   $10 million
Electric              transmission      30%./26
Transmission Corp.
("NEET")
--------------------- ----------------- ------------------- -----------------------
New England           electric          Will maintain 30%.  $12.5 million
Hydro-Transmission    transmission
Corp. ("NH Hydro")
--------------------- ----------------- ------------------- -----------------------
New England           electric          Will maintain 30%.  $12.5 million
Hydro-Transmission    transmission
Electric Corp.
("Mass. Hydro")
--------------------- ----------------- ------------------- -----------------------

          The table below shows the capital structure of each Utility Subsidiary as of March 31, 2004.

-------------- --------------- ------------ -------------- ---------------- ---------------
   Utility      Common Stock    Preferred     Long-Term    Short-Term Debt      Total
 Subsidiary        Equity         Stock         Debt*
-------------- --------------- ------------ -------------- ---------------- ---------------
                   $      %      $     %       $      %       $       %       $       %
                 (MM)           (MM)         (MM)            (MM)            (MM)
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------


---------------------------
26 NEET owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection and six miles of high voltage DC transmission line in New
Hampshire. The facilities are financed with a high level of debt on a project basis. The New England utilities participating in Phase 1 are responsible for the full costs of the facilities under a support agreement. It would be disruptive and economically inappropriate to refinance the facilities with additional equity since that would increase the cost of operating the facility.
Based on this reasoning, the Commission excepted NEET from the 30% minimum common equity standard in the January 2002 Order.


                                       20



-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
Niagara         3,340.4   42.4   66.3   0.8  4,006.1  50.9   463.5     5.9  7,876.3  100.0
Mohawk
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
Mass.           1,649.0   77.5    4.7   0.2    252.2  11.9   220.6    10.4  2,126.5  100.0
Electric
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
Nantucket          23.8   49.6      -    -      21.6  45.0     2.6     5.4     48.0  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
Narragansett      945.2   89.4    5.3   0.5     74.7   7.1    32.0     3.0  1,057.2  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
Granite State      53.3   78.0      -     -     15.0  22.0     -        -      68.3  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
NEPCO           1,013.8   71.1    1.3   0.1    410.3  28.8     -        -   1,425.4  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
NEET                 .1    2.6      -              -     -     3.7    97.4      3.8  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
NH Hydro           17.2   39.4      -     -     25.2  57.7     1.3     2.9     43.7  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------
Mass. Hydro        28.3   39.9      -     -     42.5  59.9     0.2     0.2     71.0  100.0
-------------- --------- ----- ------ ----- -------- ----- -------- ------- ------- -------

          * Includes current portion of long-term debt.

               (f)  Nonutility Subsidiary Financing

     1.   Generally

          National Grid Transco, through the Nonutility Subsidiaries, expects to continue to be active in the development and expansion of permitted, energy-related or otherwise functionally-related, non-utility businesses. To support continuing operations and to finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments.

          Loans by National Grid Transco or by any Nonutility Subsidiary, including a financing subsidiary, to a Nonutility Subsidiary would generally have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in certain cases, a Nonutility Subsidiary borrower may not be directly or indirectly wholly owned by National Grid Transco. Applicants request authorization in such cases for National Grid Transco or a Nonutility Subsidiary, as the case may be, to acquire the equity securities of partially owned subsidiaries, and to make loans to partially owned subsidiaries at interest rates and maturities designed to provide a return to the lender of not less than its effective cost of capital./27 For wholly owned subsidiaries, Applicants request authorization to acquire the equity securities of wholly owned subsidiaries and to lend funds to such companies to finance ongoing operations and additional investments consistent with their existing businesses. Except as noted below, loans would bear interest at the lender's effective cost of capital. As noted in Item 1.C.3., no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33, 34 and Rule 58.

     2.   The U.S. Chain of Companies

          In addition, to provide increased flexibility to finance the operations of the National Grid USA Group, the Intermediate Companies, National Grid USA and NiMo Holdings propose to issue and sell securities to: (1) direct and indirect parent companies, and; (2) FUCOs, such as NGH One and Lattice Group and their associate company subsidiaries (except that such companies would not purchase equity and convertible debt securities from the Intermediate Companies, National Grid USA or NiMo Holdings). The Intermediate Companies, National Grid USA and NiMo Holdings also propose to acquire securities from their direct or indirect subsidiary companies. The financing of Utility Subsidiaries would be subject to the borrowing limits set forth in Item 1.C.4.(e) above and the Best Rate Method described below. The financing of Nonutility Subsidiaries of National Grid USA also would be conducted under the Best Rate Method.

          In no case would the Intermediate Companies, National Grid USA or NiMo Holdings borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies, except their financing subsidiaries or the financing subsidiaries of a direct or indirect parent company. Further, the Intermediate Companies, National Grid USA and NiMo Holdings would not acquire equity or convertible securities from indirect subsidiaries, unless otherwise authorized or


---------------------------
27/ The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

permitted by the Commission, if the result would be to create a minority interest in a public utility company.

     3.   The Intermediate Companies

          The Intermediate Companies would not issue securities to third parties. All borrowings by the Intermediate Companies would be unsecured, but may be guaranteed by National Grid Transco or other Intermediate Companies. Debt offerings by the Intermediate Companies and National Grid USA would have short, medium and long-term maturities. Short-term debt would have a maturity of one year or less, medium-term debt would have maturities up to 5 years, and long-term debt would have maturities up to 50 years.

          The proposed financing authority provides the flexibility needed to efficiently structure financings within the National Grid Transco System and with FUCO subsidiaries. From time-to-time, it may be advantageous for an Intermediate Company, National Grid USA, or NiMo Holdings to borrow funds from an indirect parent company or from a FUCO associate company.28 Such loans allow National Grid Transco the flexibility to meet the short-term working capital requirements of National Grid USA and its subsidiaries when funds can be raised at a lower cost by National Grid Transco. When funds are needed on short notice, it is often easier from a financial/treasury management perspective to make loans directly to National Grid USA or NiMo Holdings rather than through each Intermediate Company. The numerous board meetings and approvals necessary to fund capital needs through the Intermediate Companies can be time consuming and prevent the rapid funding of short-term capital needs. Loans from associate companies also allow more efficient use of surplus cash, minimizing having cash on deposit within the group when other group companies have external borrowings. The requested flexibility allows National Grid Transco and National Grid USA to reduce the number of unused committed bank facilities while maintaining liquidity to meet


---------------------------
28 Such flexible financing authorization was provided by the Commission in National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).

working capital requirements. When unused bank facilities are eliminated the fees associated with maintaining the facilities are saved.

          For reasons of economic efficiency, the terms and conditions of any financings between an Intermediate Company and its direct or indirect parent, or between an Intermediate Company and a FUCO subsidiary such as NGH One or Lattice Group or their associate company subsidiaries will be on no greater than market terms./29 Financing on market terms assists National Grid Transco to comply with U.K. tax regulations. Market rate financing assures that intercompany loans will not be used to transfer profits from one related entity to another. Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability.

     4.   Best Rate Method

          Regardless of the market rate applicable to transactions involving Intermediate Companies, however, debt funding provided to National Grid USA Group companies would bear interest at a rate set according to the Best Rate Method./30 Under the Best Rate Method, short-term loans from associate companies to National Grid USA Group companies would bear interest at the rate, as published in the Wall Street Journal on the day of the borrowing (or the most recently published rate when borrowings occur on days when the Wall Street Journal is not published), for high grade 30-day commercial paper issued by major corporations and sold through dealers plus an "at cost" allocation of National Grid Transco's funding costs./31 For medium and long-term loans


---------------------------
29/ Such intercompany transactions also may be conducted at less than market rates. Such terms between a parent company and its direct or indirect subsidiaries do not raise concerns under the Act because the subsidiary is not overpaying for capital. A below market rate loan can be analogized to a capital contribution which is permitted under Rule 45(b)(4).

30/ Borrowings by an Intermediate Company, National Grid USA or NiMo could not be effected pursuant to Rule 52 because each is a holding company.

31/ National Grid Transco would add to the interest rate for high grade 30-day commercial paper a small additional percentage that would compensate National Grid Transco for the cost that it incurs in issuing commercial paper, notes to banks or other institutional lenders, and other forms of unsecured short-term debt. The issuance costs include any selling agent fees, commissions, discounts, commitment fees, facility fees and other costs directly associated with the financing. The costs would be allocated among all borrowers based on a ratio derived from historical National Grid Transco short-term borrowings and the average costs associated therewith.

to National Grid USA Group companies, unless there is a directly identifiable external borrowing intended to finance such company, National Grid Transco would use a rate equal to the effective rate that National Grid Transco would pay on the issuance of a comparable security in a competitive offering to unaffiliated banks or other lenders.

          The interest rates paid by the National Grid USA Group companies in connection with borrowings from National Grid Transco and the other companies in the National Grid System, including the FUCO subsidiaries, would not increase the cost of capital used by the National Grid USA Group. National Grid Transco regularly monitors its ability to access the capital markets. If it determines that the rate at which it can borrow is higher than the rate a National Grid USA Group company would pay in a direct borrowing at that time from a nonassociated party, the interest rate applied to National Grid USA Group borrowings from associated companies would be based on that lower cost of funds. Consequently, under the Best Rate Method, the interest rate on loans to any company in the National Grid USA Group would be set at a rate equal to the lower of (i) National Grid Transco's cost of funds, (ii) the cost of funds of another associate company that proposes to lend funds to the prospective National Grid USA Group company borrower, and (iii) the cost of funds that would be paid by the prospective National Grid USA Group company borrower in a transaction directly with a nonassociated lender.

          In implementing the Best Rate Method, National Grid Transco would determine whether the lending rate applied to an associated company loan is equal to or lower than the rate available to a National Grid USA Group company in a direct borrowing from a nonassociated party (i.e., a market rate), in much the same manner as an independent bank would determine the market rate. National Grid Transco would take into account the nature of National Grid USA's business, or that of the individual subsidiary to be financed, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. National Grid Transco would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, National Grid Transco will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate would be determined.

     5.   National Grid USA

          National Grid USA requests authorization to issue debt securities to third parties through public or private offerings. Any such issuances will be limited to an aggregate amount outstanding at any one time of $1 billion (the "NGUSA Limit") and would be subject to the financing parameters in Item 1.C.2, above. All borrowings by National Grid USA would be unsecured.

     6.   NiMo Holdings

          The Commission has found NiMo Holdings to be an exempt holding company under Section 3(a)(1) of the Act, although it remains a subsidiary of a registered holding company./32 NiMo Holdings requests authorization to issue and sell securities to associate companies, but not NiMo Holdings' direct and indirect subsidiaries (other than financing subsidiaries), for the purpose of financing NiMo Holdings' existing business, the businesses of its respective subsidiaries and future authorized or permitted businesses. NiMo Holdings, however, would not issue equity or convertible securities to associate companies other than its immediate parent company./33 Debt securities issued by NiMo Holdings would bear interest at the rates applicable to National Grid USA Group companies under the Best Rate Method described above. All borrowings by NiMo Holdings would be unsecured, except that borrowings may be guaranteed as provided in Item 1.C.4 (h) below.

               (g)  Continuation of Money Pool

          Certain applicants identified below request authorization to participate in the money pool established for the National Grid USA Group ("Money Pool") during the Authorization Period, to make unsecured short-term borrowings from the Money Pool, to


---------------------------
32/ See January 2002 Order.

33/ In addition, NiMo Holdings would not issue securities to third parties.

contribute surplus funds to the Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool.

          The following companies, (1) National Grid Transco, (2) the Intermediate Companies, (3) NGH One, Lattice Group, their subsidiaries and any subsequently organized or acquired FUCO, (4) National Grid USA, (5) NiMo Holdings and (6) the Nonutility Subsidiaries of National Grid USA, request authorization to invest surplus funds and/or lend and extend credit to the Eligible Borrowers (defined below) through the Money Pool. None of the companies listed above would borrow from the Money Pool.

          All the Utility Subsidiaries and National Grid USA Service Company, Inc. ("ServiceCo") (collectively, the "Eligible Borrowers") request authorization within the limits for short-term debt set forth in Item 1.C.4.(e) above to: (i) invest surplus funds and/or lend and extend credit to the Eligible Borrowers through the Money Pool, and (ii) to borrow from the Money Pool. Applicants request that the Commission reserve jurisdiction over the participation of any National Grid Transco System company in the Money Pool, other than the Utility Subsidiaries and ServiceCo, as a borrower until the record in this matter has been supplemented with additional information regarding such proposed participant.

          The effective cost of short-term borrowings under the Money Pool will generally be more favorable to Eligible Borrowers than the comparable cost of external short-term borrowings. The investment rate paid to companies that invest surplus funds in the Money Pool will generally be higher than the typical yield on short-term money market investments.

          Under the Money Pool Agreement (Exhibit B hereto), short-term funds are available from the following sources for short-term loans to the Eligible Borrowers from time to time: (1) surplus funds in the treasuries of Money Pool participants, and (2) proceeds received by National Grid Transco and National Grid USA from the sale of commercial paper, borrowings from banks and other lenders, and other financing arrangements ("External Funds"). Funds are made available from such sources in such order as ServiceCo, as the Administrative Agent under the Money Pool Agreement, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of companies that invest funds in the Money Pool.

          Each Eligible Borrower will borrow pro rata from each Money Pool participant that invests surplus funds, in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Money Pool. The interest rate charged to Eligible Borrowers on borrowings under the Money Pool will be the higher of the monthly average of the rate for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal or the monthly average of the rate then available to money pool depositors from an eligible investment in readily marketable money market funds or the existing short-term investment accounts maintained by pool depositors or ServiceCo during the period in question. Applicants propose that providing for these alternatives ensures that a lending company does not forego any investment return that it could have obtained by investing in money market funds or other permitted short-term investments instead of the Money Pool. In the event neither rate is one that is permissible for a transaction because of constraints imposed by the state regulatory commission having jurisdiction over a utility participating in the transaction, then the rate shall be a rate that is permissible for the transaction determined under the requirements of that state regulatory commission./34

          Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred


---------------------------
34/ See Exelon Corp., et al., Holding Co. Act Release No. 27830 (April 1, 2004). Under prior SEC authorizations and the terms of a money pool agreement approved by the MDTE, the NYPSC and the NHPUC, Money Pool borrowers that did not have a commercial paper credit rating or an investment bond rating have been charged a rate of 1.08 times the commercial paper rate. ServiceCo may apply this legacy rate for a period of six months after the authorization granted in this application to provide sufficient time for application, as necessary, to the state commissions for authorization of the new interest rate determination method.

stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds would be allocated among those companies that have invested funds in accordance with the ratio of the surplus funds contributed by each investor to the total surplus funds invested in the Money Pool.

          Each Eligible Borrower receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty and without prior notice.

               Proceeds of any short-term borrowings from the Money Pool may be used by an Eligible Borrower: (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes.

               (h)  Guarantees

          National Grid Transco requests authorization to provide guarantees with respect to debt securities or other contractual obligations of any Subsidiary as may be appropriate in the ordinary course of such Subsidiary's business, in an aggregate principal or nominal amount not to exceed $20 billion at any one time outstanding ("NGT Guarantee Limit"), provided however, that the amount of any guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable.

          Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the Subsidiaries as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. Any guarantee that is outstanding at the end of the Authorization Period shall remain in force until it expires or terminates in accordance with its terms.

          The debt of any financing subsidiary guaranteed by National Grid Transco will comply with the parameters for financing authorization set forth in
Item 1.C.2 above and will count against National Grid Transco's financing limit. To avoid double counting, the amount of any guarantee with respect to securities issued by a financing subsidiary will not also be counted against the proposed limit on guarantees.

          Guarantees may, in some cases, be provided to support obligations of Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, National Grid Transco will determine the exposure under such guarantee for purposes of measuring compliance with the proposed limitation on guarantees by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with Generally Accepted Accounting Principles ("GAAP"). Such estimation will be reevaluated periodically.

          National Grid Transco requests authorization to charge each Subsidiary a fee for each guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform such guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time that it remains outstanding.

          In addition, authority is requested for the Nonutility Subsidiaries, and National Grid USA, NiMo Holdings, the Intermediate Companies, and NGH One to guarantee the indebtedness or contractual obligations and to otherwise provide credit support to associate companies. Guarantees provided by National Grid USA and NiMo Holdings in support of the external obligations of direct or indirect subsidiaries would not exceed $1 billion outstanding at any one time, in the aggregate, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and

Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The company providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

               (i)  Interest Rate and Currency Risk Management Devices

          National Grid Transco proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). National Grid Transco would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, for example, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

          National Grid Transco proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate or currency exchange rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges may include (i) a forward sale of exchange-traded Government Securities/35 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"),
(ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.


---------------------------
35 Government Securities would include U.S. Treasury obligations, U.K. Gilts or the appropriate government benchmark security for the currency involved in the hedge.

National Grid may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions.

          Hedging Instruments and instruments used to effect Anticipatory Hedges will be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. National Grid Transco will determine the optimal structure of each transaction at the time of execution. Off-Exchange Trades would be entered into only with Intermediate Companies or with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

          The Utility Subsidiaries, to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments with third-party Approved Counterparties, but not other National Grid Transco System companies, on the same terms generally applicable to National Grid Transco./36 The Utility Subsidiaries expect to use such authority principally to hedge external debt.

          The Intermediate Companies also request authorization to enter into Hedging Instruments with National Grid Transco, the FUCO associate companies and other Intermediate Companies for the purpose of managing their exposure to interest rates and various currencies that may be used to finance their business. This authorization would be an extension of a prior Commission order./37

          National Grid Transco maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by a standing committee of the Board. The treasury


---------------------------
36/ The terms applicable to Hedging Instruments entered into by the Utility Subsidiaries differ from those applicable to National Grid Transco in the following way. The Utility Subsidiaries will qualify Hedging Instruments entered into by the Utility Subsidiaries for hedge accounting treatment under U.S. GAAP. In addition, to the extent a Utility Subsidiary incurs a gain or loss on a Hedging Instrument that it has entered into to hedge a currency or interest rate risk associated with a security that such Utility Subsidiary has issued, the gain or loss would be attributed to the Utility Subsidiary.

37/ See National Grid Group plc, Holding Co. Act Release No. 27445 (October 22,
2001).

department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in Hedging Instruments would be matched to an underlying business purpose. Consequently, National Grid Transco, the Intermediate Companies and the Utility Subsidiaries would not enter into transactions in Hedging Instruments for speculative purposes or to finance businesses that are not permitted, authorized or exempt under the Act. National Grid Transco will qualify transactions in Hedging Instruments for hedge-accounting treatment under generally accepted accounting principles ("GAAP") in the US or the UK. In the event transactions in Hedging Instruments are qualified for hedge accounting treatment under UK GAAP, but not under US GAAP, National Grid Transco's financial statements filed with the Commission will contain such reconciliation of the difference between the two methods of accounting treatment as is required by Form 20-F. No gain or loss on a Hedging Instrument entered into by National Grid Transco or the Intermediate Companies, or associated tax effects, will be allocated to National Grid USA or NiMo Holdings or their subsidiaries, regardless of the accounting treatment accorded to the transaction and consequently, National Grid USA, and its subsidiaries would not be adversely affected by such transactions./38

               (j)  Payment of Dividends Out of Capital or Unearned Surplus

          The March 2000 Order/39 and the January 2002 Order authorized, subject to certain conditions, the payment of dividends out of capital and unearned surplus of National Grid USA and its utility and nonutility subsidiaries. As to the Utility Subsidiaries, dividends were permitted to be paid out of capital and unearned surplus in an amount equal to the retained earnings of each subsidiary prior to the mergers of National Grid Transco's predecessors with New England Electric System and NiMo Holdings. In addition, the March 2000 Order and January 2002 Order stated that the


---------------------------
38/ The proposed terms and conditions of the hedging transactions are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (Apr. 7,
1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23,
1999).

39/ National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) ("March 2000 Order").

amortization or write down of goodwill could be ignored in calculating earnings available for the payment of dividends after the mergers./40

          This relief has been useful and necessary because it permitted the National Grid USA Group to adjust the capitalization of each Utility Subsidiary to an amount that reflects its underlying business and capital needs, consistent with maintaining an adequate level of equity in the capital structure of each such company (i.e., no less than 30%) as required by the Orders. The relief also permits the Utility Subsidiaries to pay dividends to their parent companies which are used for debt service, dividends and other investments, to the benefit of National Grid Transco's investors and creditors. Applicants request that the Utility Subsidiaries continue to be authorized to pay dividends out of capital or unearned surplus, in particular, as noted below./41

          The Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus in an amount up to (i) the amount of any retained earnings


---------------------------
40/ As explained in the January 2002 Order, National Grid Transco accounted for its acquisition of NiMo Holdings under the purchase accounting method. Under U.S. GAAP, the purchase accounting method requires the acquisition premium, together with transaction costs, to be recorded as goodwill on the acquired company's accounts. Goodwill is the difference between the aggregate values allocated to all identifiable tangible and intangible (non-goodwill) assets and the sum of (1) the total consideration paid for NiMo Holdings, and (2) the fair value of the liabilities assumed. The application of the purchase method of accounting to the acquisition also resulted in the elimination of the retained earnings of NiMo Holdings and its subsidiaries, including Niagara Mohawk. The value of the goodwill was reflected as additional paid-in-capital in the companies' financial statements. These accounting practices left NiMo Holdings and its subsidiaries without retained earnings after the NiMo Holdings acquisition. Accordingly, the companies lacked the traditional source of dividend payment, but, nevertheless had strong balance sheets.

The January 2002 Order authorized Niagara Mohawk to declare and pay dividends on its common stock in an amount equal to its retained earnings prior to the acquisition plus earnings after the acquisition, adjusted to add back amounts attributable to the write down of goodwill ("Income Available for Dividends"). The March 2000 Order, authorized similar dividend relief for NEES, now National Grid USA, and its subsidiaries. In calculating Income Available for Dividends, non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events are excluded. Income Available for Dividends therefore, reflects Niagara Mohawk's income before the deduction for goodwill impairment. The January 2002 Order also provided that to the extent that Niagara Mohawk, in the future, seeks to pay additional dividends to distribute cash obtained in connection with major transactions (i.e., asset sales, divestitures, securitization transactions), the company may declare and pay dividends only up to the amount of the proceeds of the corresponding transactions. Further, Niagara Mohawk may not pay any dividends out of its paid in capital accounts unless the company has an investment grade credit rating for its debt.

41/ The term "dividends" as used in this section refers broadly to payments in the form of dividends or the acquisition, retirement or redemption of securities of the issuer from an associate company that would result in a constructive dividend.

of such subsidiary prior to the mergers authorized in the January 2002 Order (with respect to Niagara Mohawk) and the March 2000 Order (with respect to all other Utility Subsidiaries), and (ii) the amount of any goodwill impairment charge. Consequently, "Income Available for Dividends" would be calculated by starting with the amount of pre-merger retained earnings that had not already been paid in previous periods, adding any post-merger retained earnings, and adding any current period income grossed up for non-cash charges to income resulting from a determination that goodwill has been impaired.

          In addition, the January 2002 Order further authorized Niagara Mohawk to calculate "Income Available for Dividends" by excluding non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. The January 2002 Order further provided:

          Income Available for Dividends will therefore reflect Niagara Mohawk's income before the deduction for goodwill impairment. To the extent that Niagara Mohawk, in the future, seeks to pay additional dividends to distribute cash obtained in connection with major transactions (i.e., asset sales, divestitures, securitization transactions), the company will declare and pay dividends only up to the amount of the proceeds of the corresponding transactions. Further, Niagara Mohawk will not pay any dividends out of its paid in capital accounts unless the company has an investment grade credit rating for its debt.

Applicants hereby request that the Commission continue to authorize this variation in the calculation of Income Available for Dividends for Niagara Mohawk alone, consistent with the January 2002 Order. Such expanded dividend authorization has been authorized by the FERC and the NYPSC.

          The Utility Subsidiaries would not pay dividends out of capital or unearned surplus if the effect of the dividend would be to reduce capitalization to less than 30% equity as a percentage of total capitalization or to reduce a rated Utility Subsidiary to below investment grade.

          Applicants also seek authorization for the Nonutility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders./42 In addition, none of such companies will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

          National Grid Transco anticipates that there will be situations in which a Nonutility Subsidiary will have unrestricted cash available for distribution in excess of such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. The sale of an asset, for example, may provide cash in excess of the selling company's retained earnings. In addition, distributions out of capital may be necessary in connection with winding down a subsidiary. Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income. Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it./43 In all these circumstances the payment of dividends out of capital or unearned surplus is appropriate.


---------------------------
42/ The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (Aug. 26, 1999).

43/ The Commission has previously approved the payment of dividends out of capital or unearned surplus by registered holding companies when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities. See Entergy Corp., Holding Co. Act Release No. 26534 (June 18,
1996); Northeast Utilities, Holding Co. Act Release No. 27529 (May 16, 2002); Excel Energy, Holding Co. Act Release No. 27597 (November 7, 2002). Because the purpose of Rule 46 is to protect utility operating companies, and not diversified non-utility enterprises, the Commission has extended blanket authority for non-utility energy companies to pay dividends from unearned surplus. Energy East Corp., Holding Co. Act Release No. 27228 (September 12,
2001); Exelon Corporation, Holding Co. Act Release No. 27266 (November 2, 2000); The Southern Company, Holding Co. Act Release No. 26543 (July 17, 1996). See also Eastern Utilities Associates, Holding Co. Act Release No. 25330 (July 13,
1991) (finding that the legislative history of Section 12 demonstrates that it was intended to protect utility operating companies); S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.)

               (k)  Changes in Capitalization of Majority-Owned Subsidiaries

          The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to National Grid Transco or other immediate parent company during the Authorization Period under Rule 52 and/or under an order issued by the Commission cannot be ascertained at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

          Applicants request authorization to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by National Grid Transco or other intermediate parent company; provided that the consents of all other shareholders have been obtained for the proposed change. This request for authorization is limited to National Grid Transco's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Additional terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. National Grid Transco will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements./44 In the event that proxy solicitations are necessary with respect to any corporate reorganization, Applicants state that they will seek Commission approvals as necessary under section 6(a)(2) and 12(e) of the Act through the filing of a declaration.

               (l)  Financing Entities

          National Grid Transco currently owns the stock of NGG Finance plc which assists in the financing of National Grid Transco and its Subsidiaries. Applicants request authorization to organize and acquire the securities of one or more additional corporations, trusts, partnerships or other entities to finance the business of the respective founding company or its subsidiaries. A financing subsidiary/45 would be used to finance the authorized or permitted businesses of its direct or indirect parent company ("Founding Parent"), including the businesses of the National Grid USA Group, but in no event would a financing subsidiary engage in prohibited upstream loans involving companies in the National Grid USA Group. Financing subsidiaries may issue any securities that the Founding Parent would be authorized to issue under the terms of this Application as authorized by the Commission, or Commission rule, regulation or order under the Act./46 Applicants also requests authorization to issue securities to a financing subsidiary to evidence the transfer of financing proceeds by a financing subsidiary to a company receiving financing. The terms of the securities issued to a financing subsidiary


---------------------------
44/ The Commission has previously approved substantially similar proposals. See e.g., FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); and Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).

45/ For tax reasons, a financing subsidiary may have its own special purpose subsidiaries that are engaged in financing transactions. References to financing subsidiaries herein would include such special purpose subsidiaries which would be subject to the restrictions on financing subsidiaries set forth in this Application.

46/ For example, if a financing subsidiary founded by National Grid Transco, National Grid USA or the Utility Subsidiaries, except NEET, issue long-term debt or preferred stock in a public offering, such securities must, when issued, be rated investment grade by a nationally recognized statistical rating organization.

would typically be designed to service the obligations of the financing subsidiary under the securities that it has issued.

          As noted above, a financing subsidiary would raise funds and finance the businesses of its Founding Parent company, or the subsidiaries thereof, as authorized and permitted under the Act. A financing subsidiary would finance such companies on terms and conditions applicable to financings conducted by its parent as set forth in this Application or permitted by rule, regulation or order of the Commission. Accordingly, for example, NGG Finance plc may finance an Intermediate Company at market rates, but a financing of National Grid USA or its subsidiaries must be in accordance with the Best Rate Method.

          Securities issued by financing subsidiaries to third parties would count against issuance limits set forth in this Application that are applicable to the Founding Parent of the financing subsidiary. To avoid double counting, securities or guarantees issued by the Founding Parent to the financing subsidiary would not count against the Founding Parent's respective issuance limits.

          National Grid Transco and its Subsidiaries also request authorization to enter into support or expense agreements ("Expense Agreement") with financing subsidiaries to pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating the financing subsidiary from its parent or another Subsidiary for bankruptcy purposes, the ratings agencies may require that any Expense Agreement whereby the parent or Subsidiary provides financing related services to the financing subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or Subsidiary in the event of the bankruptcy of the parent or Subsidiary without interruption or an increase of fees. Therefore, Applicants seek approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price but only for so long as such Expense Agreement established by the financing subsidiary is in place.

               (m)  FUCO Financing Limits

          National Grid Transco may use the proceeds of the financings proposed in this Application, in part, for investments in FUCOs. In the FUCO Order, National Grid Transco was authorized to issue securities to finance additional FUCO investments and operations up to a total aggregate investment of $20 billion. National Grid Transco now seeks to use the authorization requested in this Application to issue up to $20 billion of securities during the Authorization Period for the purpose of financing additional FUCO investments./47 National Grid Transco requests that the Commission reserve jurisdiction over the issuance of securities to finance additional FUCO investments resulting in a total aggregate investment in excess of $20 billion pending completion of the record. National Grid Transco does not seek authorization to invest in exempt wholesale generators ("EWGs").

          In determining whether to approve the issue or sale of a security by National Grid Transco to finance a FUCO investment, the Commission typically considers the circumstances surrounding the proposed issuance. If the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate that the proposed FUCO financing will not have an adverse impact on the financial integrity of the registered holding company system, or any utility subsidiary in that system. In addition, the proposed financing must not adversely affect the customers of the utility subsidiaries or adversely affect the ability of state commissions to protect the utility subsidiaries and utility customers.

          National Grid Transco's aggregate investment, as defined in Rule 53(a), in FUCOs as of September 30, 2003 was $14,949 million./48 As of September 30, 2003,


---------------------------
47/ A reorganization of existing FUCO investments that results in an increased FUCO investment for accounting purposes as a result of the recognition of the market value of transferred FUCO interests would not be counted as an increased FUCO investment if National Grid Transco did not actually make a cash investment in, or increase its guarantee exposure to, a FUCO subsidiary.

48/ Aggregate investment is defined under Rule 53 to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid Transco. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment. National Grid Transco has no investments in EWGs. Under the FUCO Order, National Grid Transco was authorized to invest up to $20 billion in FUCOs. Subsequent to the issuance of that order, the merger with Lattice Group plc consumed approximately $10 billion of the FUCO investment authorization, leaving approximately $10 billion of unused FUCO investment capacity. By the request herein, National Grid Transco again seeks a full $20 billion FUCO investment authorization, in addition to its now existing FUCO investments, for the term of the Authorization Period.

National Grid Transco's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,610,798,400 - excluding Other Comprehensive loss ("OCL") of ($2,271,200,000). Retained earnings, including OCL were $1,339,598,400. Consequently, National Grid Transco's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 414% as of September 30, 2003, and the safe harbor in Rule 53(a) is exceeded.

          National Grid Transco's current aggregate investment in FUCOs, combined with the requested additional FUCO investment authorization of $20 billion could result in a total aggregate investment in FUCOs of $34,949 million during the Authorization Period./49 Although this investment exceeds the Rule 53(a) safe harbor, National Grid Transco satisfies the conditions of Rule 53(c). First, the proposed issuance and sale of securities to finance FUCO investments will not adversely affect National Grid Transco's financial integrity. The soundness of National Grid Transco's capital structure is demonstrated by its high credit rating. National Grid Transco's consolidated capitalization (on a U.S. GAAP basis) over the recent past is shown in the table below.

--------------------- ---------------------- ------------------- ------------------------
   National Grid         March 31, 2004        March 31, 2003        March 31, 2002
       as at:
--------------------- ---------------------- ------------------- ------------------------
                        ($ mm)       (%)      ($ mm)     (%)       ($ mm)        (%)
--------------------- ----------- ---------- --------- --------- ------------ -----------
Debt, preferred           23,582       59.0    24,041     61.8%       11,502         68%
stock and minority
interests
--------------------- ----------- ---------- --------- --------- ------------ -----------
Common stock equity       16,408       41.0    14,846     38.2%        5,338         32%
--------------------- ----------- ---------- --------- --------- ------------ -----------
Total                     39,991       100%    38,887      100%       16,840      100.0%
--------------------- ----------- ---------- --------- --------- ------------ -----------

          National Grid Transco's senior unsecured debt is currently rated A- by S&P and Baa1 by Moody's. In addition to the company's investment grade rating, National Grid Transco's financial soundness is shown by its equity market value to book value ratios and stock price to earnings ratios over several years, as provided below:


---------------------------
49 A FUCO investment of $34.9 billion would represent 26 times National Grid Transco's retained earnings, including OCL.

-----------------------------------------------------------------------
                         Market to Book Value
-----------------------------------------------------------------------
As at:           March 31,   March 31, 2003  March 31,  March 31, 2001
                   2004                        2002
-----------------------------------------------------------------------
                    $mm           $mm           $mm          $mm
-----------------------------------------------------------------------
Market value        21,472         18,982      11,689         11,468
of equity
-----------------------------------------------------------------------
Book value of
equity (under       16,408         14,846       5,338          4,146
U.S. GAAP)
-----------------------------------------------------------------------
Ratio of              1.3x           1.3x        2.2x           2.8x
market to
book value
(times)
-----------------------------------------------------------------------


------------------------------------------------------------------------------
                            Price/Earnings Ratios
------------------------------------------------------------------------------
As at:           March 31,      March 31,       March 31,       March 31,
                    2004           2003            2002            2001
------------------------------------------------------------------------------
                     $              $               $                $
------------------------------------------------------------------------------
Basic
earnings per
share (U.S.           0.55         0.53            (0.15)*            0.78
GAAP)
------------------------------------------------------------------------------
Ratio of
price to
earnings             13.1x          11.6x           -43.3x            9.9x
------------------------------------------------------------------------------

(*) The full write down and provision for all expected related liabilities for telecoms investments in Latin America, Energis and Energis Polska and a non-cash charge to reflect the impact in Argentina of the devaluation of the peso were exceptional items contributing to the loss in the 12 months ended March 31, 2002. Before exceptional items and goodwill amortization, earnings per share increased by 61% over the prior 12 month period.

          The recent growth in National Grid's retained earnings and consolidated common stock equity is shown below:

--------------------------------------------------------------------------------
As at:                 March 31,     March 31,   March 31, 2002  March 31, 2001
                         2004          2003
--------------------------------------------------------------------------------
                          $mm           $mm            $mm                  $mm
--------------------------------------------------------------------------------
Capital stock                  519           490             252            248
--------------------------------------------------------------------------------
Paid-in-capital             13,050        12,259           2,158            291
--------------------------------------------------------------------------------
Treasury stock                (57)          (62)            (65)           (14)
--------------------------------------------------------------------------------
Retained earnings            4,537         3,598              17             32
--------------------------------------------------------------------------------
Other comprehensive        (2,153)       (1,868)           2,976          3,589
income (loss)
--------------------------------------------------------------------------------
Total                       15,896        14,417           5,338          4,146
--------------------------------------------------------------------------------
Growth per period            1,479         9,079           1,192              -
--------------------------------------------------------------------------------
Growth rate over last                                                      283%
4 years
--------------------------------------------------------------------------------
Annualized growth rate        10.3%         170%            28.8%              _
--------------------------------------------------------------------------------

          These tables demonstrate that on a book and market basis National Grid Transco has been soundly capitalized in the past and that it should continue to be financially stable. A review of National Grid Transco's liquidity and capital resources also indicates that the company is financially sound. Net cash inflow from operations was (pound)2,500 million ($4,200 million) in the fiscal year ended March 31, 2004, compared with (pound)2,000 million ($3,180 million) in the prior fiscal year. Cash flow is used to support National Grid Transco's cash obligations such as principal and interest payments on debt and capital expenditures. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortization and exceptional items), which is considered an indicator of the borrowing capacity of the National Grid Transco group, was 2.7 times (compared with 2.3 times at March 31, 2003). Capital expenditures of (pound)1,254 million ($2,107 million) for the year ended March 31, 2004, were steady compared to (pound)1,407 million ($2,237 million) for the year ended March 31, 2003. The strong cash flow and interest cover numbers demonstrate National Grid Transco's ability to meet its current and future obligations.

          National Grid Transco subjects all FUCO investment proposals to careful and stringent reviews. The investment review process is described briefly below.

          National Grid Transco's investment review process includes as one of its objectives minimizing the risks associated with FUCO activities. Before National Grid Transco or its subsidiaries make any investment in a project, the project is analyzed in detail, including the specific country risk, where applicable. The project review process includes a series of independent internal reviews, both at the subsidiary and National Grid Transco levels.

          In the U.K., the majority of projects by number relate to the utility businesses conducted by National Grid Company and Transco. Each potential project is subjected to a series of formal reviews to ensure its financial robustness. The process begins with a consideration of National Grid Transco's strategic plans, which will be updated periodically according to the planning cycle. Individual project business plans would be prepared as part of the process of including potential investments in the overall business plan of National Grid Transco (the "Group Business Plan"). All projects identified as requiring future funding must be included within the planning cycle. This planning procedure ensures that all capital and non-recurring revenue project expenditures can be justified on business, technical and economic grounds. In addition, project progress will be monitored and subject to normal business control to ensure that approved projects meet their performance targets.

          The project review process includes consideration of business, financial, regulatory, environmental and legal risks. Foreign projects are subject to an additional level of scrutiny concerning:

     o    the political and economic stability of the particular country;

     o    the host government's commitment to private enterprise;

     o the legal and regulatory framework for private investment in utility facilities;

     o    local business support for long-term investment of private capital;

     o    the economic viability of the project;

     o    the environmental impact; and

     o    currency conversion and repatriation of dividends issues.

          Project proposals are subject to successive stages of review by senior management and directors depending upon National Grid Transco's projected financial exposure in a particular project. Generally, the process by which National Grid Transco identifies, manages and approves its business development activities, broadly follows the following lines:

     o The production of a Project Evaluation Paper ("PEP"), which covers, in outline form, a description of the opportunity, a brief description of the investment environment, the strategic importance of the investment and future actions. The PEP is presented to the Group Executive for approval.

     o The production of a Project Development Paper ("PDP"), which identifies the development strategy for the investment and covers, in outline form, market conditions, competitive position and an action plan. The PDP also is presented to the Group Executive for approval.

     o If an acquisition is contemplated, an Investment Proposal Paper ("IPP") seeking approval for a bid would be prepared. This paper would cover the investment opportunity, a financial appraisal, existing strategy, the transaction, bid details, and planned future actions. The IPP would be used to brief the Grid Transco board to seek their approval of the acquisition.

          Once development of a project is undertaken, milestones are established to ensure that continuing expenditures produce acceptable results. In addition, project teams are established to identify the major technical, financial, commercial and legal risks associated with a particular project and risk mitigation strategies. The process follows the following broad outline:

     o    undertake due diligence;

     o    prepare valuation;

     o    prepare business plan;

     o    obtain internal approvals;

     o    obtain acquisition financing;

     o    develop corporate and tax structure;

     o    prepare corporate communications plan;

     o    prepare and submit bid/offer; and

     o    prepare post acquisition plan

The final project review process in many cases may be duplicated by lenders that may agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project.

          National Grid Transco's system of internal controls is designed to safeguard shareholders' investment and the group's assets. The process of managing material risks to the achievement of business objectives is an ongoing process conducted at all levels of the group. All parts of the group are required to capture and report, in a standard format, their key business risks, categorize all risks to highlight the sources of risk, subjectively score risks to reflect both the financial and reputational impact of the risk and the likelihood of its occurrence, and validate and approve the risk report with the participation of local management. Material changes in risks and associated responsive actions are reported periodically through a network of risk coordinators throughout the group to maintain a current perspective on overall group risks. A risk steering group chaired by the general counsel of National Grid Transco provides direction and impetus to the implementation of risk management at all levels of the group, acts as a catalyst for change and provides visible senior executive support to the process.

          Accordingly, for the reasons stated above, the conditions of Rule 53(c)(1) are satisfied.

          Under Rule 53(c)(2) National Grid Transco must demonstrate that the proposed use of financing proceeds to invest in FUCOs "will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers." The Commission should conclude that the customers of National Grid Transco's U.S. public utility subsidiary companies will not be adversely impacted by the proposed FUCO investment based on the following:

          (a) All of National Grid Transco's investments in FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid Transco owns any interest. National Grid Transco also commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

          (b) Investments in FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries will continue to have financial facilities in place or access to National Grid Transco financing facilities that will adequately support their operations.

          (c) National Grid Transco will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to FUCOs. National Grid Transco's FUCOs have experienced and extensive staff resources. Management and support for FUCO operations will be largely performed by NGH One and Lattice Group and their subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged for projects as necessary. National Grid Transco also will comply with Rule 53(a)(4) regarding the provision of FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the utility subsidiaries.

          (d) The proposed FUCO financing authorization also would not have an adverse impact on the ability of any state commission to protect a National Grid Transco utility subsidiary subject to its jurisdiction or that subsidiary's customers. In connection with the January 2002 Order, the Commission obtained statements from all affected state commissions to support its determination under Rule 53(c). In particular, the NYPSC, RIPUC, MDTE and the VPSB assured the Commission that they have sufficient authority and resources to protect their ratepayers from any adverse impacts arising out of National Grid Transco's proposed increased level of investment./50 The NHPUC provided


---------------------------
50 The Connecticut Department of Public Utility Control also provided assurances at that time. National Grid Transco no longer has operations in Connecticut and is not today subject to the jurisdiction of the Connecticut Department of Public Utility Control. National Grid Transco has no retail customers in Vermont and is not subject to the ratemaking jurisdiction of the VPSB.

assurance, but noted National Grid Transco's representations that it does not intend to invest in EWGs. Consequently, the Commission reserved jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs, pending completion of the record. As noted previously, National Grid does not seek EWG investment authorization in this Application. National Grid Transco expects that supplemental letters from the state commissions will confirm that the additional FUCO investment authorization similarly would not adversely affect the Utility Subsidiaries.

Rhode Island


          The RIPUC and its complementary body, the Division of Public Utilities and Carriers ("RIDIV"), have comprehensive authority to protect Narragansett and its ratepayers and the ability to exercise that authority through a professional staff of utility regulators. The proposed FUCO financing will not alter that authority or ability in the least. The RIPUC and the RIDIV regulate the rates and terms of service of Narragansett under Title 39 of Rhode Island General Laws. Their jurisdiction includes review and approval of debt, stock, and security issuances under Rhode Island General Laws Section 39-3-15 et al. In addition, transactions between regulated and non-regulated affiliates are reviewed under Rhode Island General Laws Sections 39-3-28, 39-3-29, and 39-3-30 et al. Under these provisions and other provisions of Title 39, the RIPUC and RIDIV have the authority to protect the financial integrity of Narragansett and the interest of Rhode Island ratepayers.

          The RIPUC is a three member commission that serves as a quasi-judicial tribunal with jurisdiction, powers, and duties to implement and enforce standards of conduct. The RIPUC holds investigational hearings involving the rates, tariffs, tolls and charges and the sufficiency and reasonableness of facilities for electric and other public utilities. The RIPUC is assisted by a staff of eight.

          Regulation of utilities in Rhode Island also is conducted by the RIDIV, which is headed by an administrator that is not a commissioner of the RIPUC. The administrator of the RIDIV exercises the jurisdiction, supervision, powers and duties not specifically assigned to the RIPUC, including the execution of all laws relating to public utilities and carriers and all regulations and orders of the RIPUC governing the conduct and charges of public utilities. The RIDIV has authority over the transactions between public utilities and their affiliates and all public utility equity and debt issuances. The RIDIV is staffed by numerous persons including lawyers, engineers, auditors and rate analysts.

          The regulatory authority or ability of the RIPUC or the RIDIV to regulate and protect Narragansett and to protect its ratepayers would be unchanged by the proposed FUCO financing. A letter from the RIPUC to the Commission confirming that the FUCO financing proposed herein would not affect its regulatory jurisdiction is pending.

Massachusetts

          The jurisdiction of the MDTE includes review and approval of debt, stock, and security issuances under Mass. General Laws Chapter 164, Sections 10 through 19 and the general supervisory authority to regulate rates and charges. In addition, transactions between regulated and non-regulated affiliates are reviewed under Mass. General Laws Chapter 164, Sections 85, 85A, and 94C. Under these provisions and other provisions of Chapter 164, the MDTE has the authority to protect the financial integrity of Mass. Electric and Nantucket and the interests of their ratepayers. The MDTE has an extensive staff that is organized into several divisions. Of particular relevance to this discussion, the Rates and Revenue Requirements Division is responsible for determining the appropriate levels of revenues and specific rates for the investor owned electric, gas and water utilities located in Massachusetts. The division reviews rate case filings, fuel adjustment charges, financing requirements and tariff and special contracts. The Siting Division reviews the long-range forecast and supply plans of Massachusetts electric and gas utilities and applications to construct new facilities such as high voltage transmission lines. The Legal Division provides legal and policy advice to the MDTE Commissioners and the MDTE staff and presides over rulemaking and adjudicatory hearings conducted by the MDTE. The mission of the MDTE is to ensure that utility consumers are provided with the most reliable service at the lowest possible cost, to protect the public safety from utility accidents, to oversee the energy facility siting process and to ensure that ratepayer rights are protected. The MDTE has the statutory authority and ability to fulfill its mission.

          The proposed FUCO financing will not alter the authority or ability of the MDTE to regulate Mass. Electric and Nantucket in furtherance of its mission to protect Massachusetts ratepayers. In its letter dated September 24, 2004, the MDTE informed the Commission that National Grid Transco's existing interest and proposed additional investments in FUCOs will not have an adverse impact on the ability of MDTE to protect Mass. Electric or Nantucket or their respective customers. In its letter, MDTE confirmed that it had the authority and resources to protect ratepayers in Massachusetts and that it intended to continue exercising that authority.

New Hampshire

          In its letter dated September 30, 2002, the NHPUC informed the Commission that the financing authorized in the FUCO Order would not have an effect upon the NHPUC's exercise of its regulatory jurisdiction over the rates, services or operations of Granite State. Applicants expect that the additional FUCO financing proposed herein also would not adversely affect the authority of the NHPUC under New Hampshire law, or its ability to protect New Hampshire ratepayers and National Grid Transco's New Hampshire utility subsidiaries. A letter from the NHPUC to the Commission confirming that the FUCO financing proposed herein would not affect its regulatory jurisdiction is pending.

New York

          Lastly, in a letter dated October 2, 2002, the NYPSC described its jurisdiction over National Grid Transco's New York utility subsidiary, Niagara Mohawk. The letter notes that Niagara Mohawk's financial integrity is protected by limitations on the amount of dividends it can pay to its parent and that Niagara Mohawk is prohibited from pledging its assets directly or indirectly to any FUCO. The letter concludes that "subject to the above discussion, NYPSC believes it has sufficient authority and resources, which it would use, to protect the New York operating utility and its ratepayers from adverse impacts associated with the National Grid investments." A letter from the NYPSC to the Commission confirming that the FUCO financing proposed herein would not affect its regulatory jurisdiction is pending.

          (e) In addition, National Grid Transco will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid Transco's FUCO investments on National Grid Transco's financial condition.

          Accordingly, the conditions of Rule 53(c)(2) are satisfied.

          In addition, Applicants note that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically: (1) there has been no bankruptcy of any National Grid Transco associate company in which a plan of reorganization has not been confirmed; (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods,/51 and; (3) in the past fiscal year, National Grid Transco has not reported operating losses attributable to its aggregate direct or indirect investments in EWGs and FUCOs.

          Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. National Grid Transco currently has no assets that would need to be written down under SFAS 121. No assets with respect to any FUCOs currently owned (directly or indirectly) by National Grid Transco are expected to require a write down under SFAS 121, nor has any associate EWG or FUCO ever defaulted under the terms of any financing document. National Grid Transco undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period.

          National Grid Transco requests that the Commission reserve jurisdiction over its investments in FUCOs in excess of $20 billion, pending completion of the record.


---------------------------
51/ Although Rule 53 specifies quarterly periods, National Grid Transco does not prepare accounts with this frequency.

     D.   Intermediate Subsidiaries and Nonutility Reorganizations

          National Grid Transco proposes to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined below, relating to such subsidiaries.

          Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage National Grid Transco's investments in nonutility subsidiaries. Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses.

          Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage National Grid Transco's investments in Nonutility Subsidiaries.

          An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any FUCO, Rule 58 Subsidiary, ETC or other nonutility subsidiary;
(2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by National Grid Transco and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit National Grid Transco's exposure to taxes; (7) to further insulate National Grid Transco and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by National Grid Transco from the Commission; and (3) other available cash resources, including proceeds of securities sales by Nonutility Subsidiaries pursuant to Rule 52. To the extent that National Grid Transco provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in National Grid Transco's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

          National Grid Transco requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, National Grid Transco may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility

Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Nonutility Subsidiary to sell) the equity securities or all or part of the assets of one Nonutility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,/52 National Grid Transco hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries National Grid Transco's ownership interests in existing and future Nonutility Subsidiaries./53 Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements./54 In addition, in the event that proxy solicitations are necessary with respect to any corporate reorganization, Applicants will seek Commission approvals as necessary under Section 6(a)(2) and 12(e) of the Act through the filing of a declaration.

          National Grid Transco requests authorization to make expenditures on Development Activities, as defined above, in an aggregate amount of up to $600 million. National Grid Transco proposes a "revolving fund" for permitted expenditures on Development Activities. Thus, to the extent a Nonutility Subsidiary in respect of which


---------------------------
52 Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
58, as applicable, may exempt many of the transactions described in this paragraph. Applicants would seek authorization under the Act for the sale or transfer of a nonutility subsidiary held by a FUCO to another company in the National Grid Transco group, unless the associate company's acquisition of the nonutility subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act, applicable rules such as Rule 58, or under an applicable prior Commission order.

53 The Commission has previously granted similar authority to other holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).


54 The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval. See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099 (Nov. 5,
1999).

expenditures for Development Activities were made subsequently becomes a FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable./55

     E.   Reporting Requirements

          Applicants propose to provide Rule 24 certificates on a semiannual basis./56 In addition, in the interest of maintaining the consistent presentation of financial information, Applicants propose that their Annual Reports on Form U5S contain National Grid Transco's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. Further, without waiving their right to seek relief from applicable reporting requirements under the Act in the future, Applicants would provide such financial statements as are required in their Annual Reports on Form U5S./57 Amounts included in Form U5S filings will be stated in U.S. dollars. National Grid Transco will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

          National Grid Transco will report the following information in the semi-annual reports under Rule 24:/58


---------------------------
55 This type of approval for a revolving fund of permitted expenditures on Development Activities has been approved by the Commission in prior cases. See e.g., Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002).

56 Reporting on a semi-annual basis is consistent with the frequency of financial reporting required in the UK. Under UK rules, National Grid Transco must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with National Grid Transco's ADR listing on the New York Stock Exchange. Due to National Grid Transco's extensive foreign holdings, it would entail significant additional work and expense for National Grid Transco to prepare consolidated financial statements on a quarterly basis.

57 In the March 2000 Order and the January 2002 Order, the Commission authorized National Grid Transco to provide the consolidated financial statements of certain group companies in place of the consolidating financial statements of each subsidiary in the National Grid Transco group. Applicants may seek similar relief from the requirements of Form U5S in a separate application and do not waive their claim to such relief in this Application.

58 The Rule 24 report proposed herein would supercede the Rule 24 reporting requirements of the January 2002 Order, as supplemented by the FUCO Order. In addition, Applicants request that the Commission permit Applicants to cease providing quarterly reports under Rule 24 in SEC File Nos. 70-7202 and 70-8803. The information provided by these reports is substantially similar to information that is provided in Quarterly Reports on Form U-9C-3 and Annual Reports on Form U5S.


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     a.   The sales of common stock, preferred securities or equity-linked securities by National Grid Transco and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, preferred securities or equity-linked securities).

     b. The total number of shares of National Grid Transco common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period.

     c. If National Grid Transco common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     d. The amount of guarantees issued during the reporting period by National Grid Transco, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

     e. The amount and terms of any National Grid Transco indebtedness issued during the reporting period which shall also separately show the amount of indebtedness issued during the Authorization Period.

     f. National Grid Transco's "aggregate investment," as defined under Rule 53, in FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid Transco's consolidated retained earnings, a calculation of the amount remaining under the FUCO investment authorization, and a description of FUCO investments during the reporting period.

     g. A list showing the current "aggregate investment" under Rule 53, for each FUCO owned.

     h. The ratio of investment in FUCOs to National Grid Transco's total consolidated capitalization, the market to book ratio of National Grid Transco's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to FUCO investments from that attributable to other businesses of National Grid Transco.

     i. A statement of revenues and net income for each FUCO for the twelve months ending as of the end of the reporting period.

     j. A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of


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


          shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

     k. The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposit or withdrawal balance by company participating in the money pool as of the end of the reporting period.

     l. A retained earnings analysis of each company in the National Grid USA Group, detailing Gross Earnings (as that term is defined in the Commission's Order dated March 15, 2000, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

     m. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid Transco, NGH One, each Intermediate Company, and each Utility Subsidiary.

     n. A list of borrowings by National Grid USA Group companies from associated FUCOs, indicating at least three other sources of funds (with rates and terms) and demonstrating how the Best Rate Method was applied to such borrowings.

     o. If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, National Grid Transco will provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

     p. If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

     q. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

          In addition, National Grid Transco will file a report with the Commission within five business days of the occurrence of any of the following events. The report will indicate which event listed below occurred and describe the material circumstances giving rise to the event.

          1. A 10% or greater decline in the common stock equity under U.S. GAAP since the end of the previous reporting period for National Grid Transco or any of its public utility subsidiary companies.

          2. A decline to below 30% in the percentage of common stock equity to total capitalization of National Grid Transco, on a consolidated basis, or any of its public utility subsidiary companies.

          3. A default by National Grid Transco or any of its public utility subsidiary companies on any debt obligation in a principal amount equal to or exceeding $10 million if such default permits the holder of the debt obligation to demand payment.


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          4. The occurrence of any event described in Rule 53(b).

          5. A downgrade by a nationally recognized statistical rating organization of the senior debt of National Grid Transco or any of its public utility subsidiary companies.

          In the March 2000 Order, the Commission granted an exemption from Rule 26(a)(1) under the Act regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption applied only to existing subsidiaries of National Grid Holdings Ltd, (a FUCO) that are organized outside the U.S. New foreign subsidiaries that engage in foreign utility operations were required to maintain their financial statements in accordance with U.S. GAAP or reconcile the financial statements to U.S. GAAP in the manner required by Form 20-F. National Grid Transco requests that the Commission exempt all subsidiaries of NGH One and Lattice Group from the requirement that they maintain their financial statements in conformance with Regulation S-X. NGH One and Lattice Group would reconcile their financial statements to U.S. GAAP in the manner required by Form 20-F when such statements are provided to the Commission in the context of filings or reports required under the Act.

Item 6.  Exhibits and Financial Statements

Exhibits

A       List of Applicant Subsidiaries of National Grid Transco.*

B       Form of Money Pool Agreement.

C-1     Opinion of Counsel of National Grid Transco plc.

C-2     Past Tense Opinion of Counsel.**

D       Form of Notice.*

E       National Grid Transco's Stock-Based Plans.

Financial Statements

FS-1 National Grid Transco plc Consolidated Balance Sheet and Statement of Income for the Year Ended and as of March 31, 2004, incorporated by reference to National Grid Transco's Annual Report on Form 20-F, filed on June 16, 2004 (SEC File No. 001-14958).


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FS-2    Projected Financial Statements for National Grid Transco plc for the
        Three Year Period Ended March 31, 2007 (to be filed by amendment under a request for confidential treatment).*

*       Previously filed.

**      To be filed by amendment.

Item 7.  Information as to Environmental Effects

          The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.



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                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Amendment to the Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 29, 2004        National Grid Transco plc and its subsidiaries

                                 By: /s/ Kirk L. Ramsauer
                                    ---------------------
                                 Kirk L. Ramsauer
                                 Deputy General Counsel
                                 National Grid USA



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                                  Exhibit Index



Exhibits
--------

B       Form of Money Pool Agreement.

C-1     Opinion of Counsel of National Grid Transco plc.

E       National Grid Transco's Stock-Based Plans.



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